Exhibit 21.1

Subsidiaries of the Company

The following is a complete list of the direct and indirect subsidiaries of Arch Western Resources, LLC, including their respective states of incorporation or organization, as of March 22, 2012:

Arch Western Resources, LLC (Delaware)
Arch of Wyoming, LLC (Delaware)	100%
Arch Western Finance LLC (Delaware)	100%
Arch Western Bituminous Group LLC (Delaware)	100%
Canyon Fuel Company, LLC (Delaware)	65%
Mountain Coal Company, LLC (Delaware)	100%
Thunder Basin Coal Company, L.L.C. (Delaware)	100%
Triton Coal Company, LLC (Delaware)	100%